Exhibit 99.1

Materialise Reports Fourth Quarter and Full Year 2022 Results

LEUVEN, Belgium—(BUSINESS WIRE)— February 14, 2023 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software solutions and of sophisticated 3D printing services, today announced its financial results for the fourth quarter and full year ended December 31, 2022.

Highlights – Fourth Quarter 2022

•	Total revenue increased 10% to 62,703 kEUR for the fourth quarter of 2022 from 56,989 kEUR for the 2021 period.

•	Adjusted EBITDA amounted to 4,258 kEUR for the fourth quarter of 2022 compared to 10,490 kEUR for the 2021 period.

•	Net loss for the fourth quarter of 2022 was (4,588) kEUR, or (0.08) EUR per diluted share, compared to a profit of 4,762 kEUR, or 0.08 EUR per diluted share, for the 2021 period.

Highlights – Full Year 2022

•	Total revenue increased 13% to 232,023 kEUR for 2022 from 205,450 kEUR for 2021.

•	Total deferred revenues from annual software sales and maintenance fees increased 7,635 kEUR to 42,780 kEUR compared to December 31, 2021.

•	Adjusted EBITDA was 19,014 kEUR for 2022 compared to 32,490 kEUR for 2021.

•	Net loss for 2022 was (2,153) kEUR, or (0.04) EUR per diluted share, compared to a profit of 13,145 kEUR, or 0.23 EUR per diluted share, for 2021.

•	Total cash was 140,867 kEUR at the end of 2022.

Executive Chairman Peter Leys commented, “Amidst the macro-economic and geo-political turbulence of 2022, Materialise prioritized the sustainability of our top-line growth over the maximization of short term profits. In 2022, we increased our revenues by 13% and grew our deferred revenues by more than 20%. In addition, we continued to strategically invest in our growth businessess despite significant inflationary pressures on labor, energy and materials costs and accelerated the consolidation with both Link3D and Identify3D, as a basis for our future cloud-based recurring income. These added costs in addition to certain one-time items weighed on our overall profitability for the year, with Adjusted EBITDA decreasing to 19,014 kEUR. However, with positive cash flow from operating activities of almost 25,000 kEUR in 2022 and cash and cash equivalents in excess of 140,000 kEUR at year end, we have the liquidity to support these investments and believe this was the right choice for Materialise, positioning us well for more profitable growth in the coming years.”

Fourth Quarter 2022 Results

Total revenue for the fourth quarter of 2022 increased 10.0% to 62,703 kEUR from 56,989 kEUR for the fourth quarter of 2021. Adjusted EBITDA amounted to 4,258 kEUR, compared to 10,490 kEUR for the same period in 2021. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the fourth quarter of 2022 was 6.8%, compared to 18.4% for the fourth quarter of 2021.

Revenue from our Materialise Software segment decreased 4.0% to 11,699 kEUR from 12,183 kEUR for the same quarter last year. Adjusted EBITDA for the segment amounted to (1,441) kEUR compared to 5,518 kEUR while the Adjusted EBITDA margin for the segment was (12.3)%, compared to 45.3% for the prior-year period.

Revenue from our Materialise Medical segment increased 17.3% to 24,254 kEUR for the fourth quarter of 2022, compared to 20,682 kEUR for the same period in 2021. Adjusted EBITDA for the segment was 6,355 kEUR compared to 6,358 kEUR, while the Adjusted EBITDA margin for the segment was 26.2% compared to 30.7%.

Revenue from our Materialise Manufacturing segment increased 10.9% to 26,750 kEUR from 24,124 kEUR for the fourth quarter of 2021. Adjusted EBITDA for the segment increased to 1,506 kEUR compared 990 kEUR, while the Adjusted EBITDA margin for the segment was 5.6%, compared to 4.1% for the prior-year period.

Gross profit increased 7.5% to 35,681 kEUR for the fourth quarter of 2022 from 33,198 kEUR for the same period last year. Gross profit as a percentage of revenue was 56.9%, compared to 58.3%.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 28.3% to 37,829 kEUR for the fourth quarter of 2022 from 29,481 kEUR for the fourth quarter of 2021.

Net other operating result was 593 kEUR compared to 1,260 kEUR for the fourth quarter of 2021.

Operating result was (1,554) kEUR, compared to 4,976 kEUR for the fourth quarter of 2021.

Net financial result for the fourth quarter of 2022 was (3,436) kEUR, compared to 275 kEUR for the fourth quarter of 2021, mainly as a result of currency exchange losses.

The fourth quarter of 2022 contained net income tax income of 402 kEUR, compared to net tax expense of (490) kEUR for the fourth quarter of 2021.

As a result of the above, net loss for the fourth quarter of 2022 was (4,588) kEUR, compared to a net profit of 4,762 kEUR for the same period in 2021. Total comprehensive income for the fourth quarter of 2022 was (7,623) kEUR, compared to a profit of 1,832 kEUR for the 2021 period.

Full Year 2022 Results

Total revenues for the year ended December 31, 2022 increased 12.9% to 232,023 kEUR from 205,450 kEUR for the year ended December 31, 2021. Adjusted EBITDA for 2022 amounted to 19,014 kEUR compared to 32,490 kEUR for 2021. The Adjusted EBITDA margin was 8.2%, compared to 15.8% in 2021.

Revenues from our Materialise Software segment increased 1.8% to 43,688 kEUR for the year ended December 31, 2022 compared to 42,902 kEUR for the year ended December 31, 2021. The segment’s Adjusted EBITDA amounted to 1,514 kEUR compared to 15,705 kEUR. The segment’s Adjusted EBITDA margin was 3.5% in 2022, compared to 36.6% in 2021.

Revenues from our Materialise Medical segment grew by 15.6% for the year ended December 31, 2022 to 84,846 kEUR from 73,368 kEUR for the year ended December 31, 2021. The segment’s Adjusted EBITDA amounted to 18,822 kEUR compared to 20,669 kEUR. The segment’s Adjusted EBITDA margin was 22.2% in 2022, compared to 28.2% in 2021.

Revenues from our Materialise Manufacturing segment increased 16.0% to 103,489 kEUR for the year ended December 31, 2022 from 89,180 kEUR for the year ended December 31, 2021. The segment’s Adjusted EBITDA increased 31.1% to 8,229 kEUR from 6,275 kEUR. The segment’s Adjusted EBITDA margin increased to 8.0% in 2022 from 7.0% for 2021.

Operating profit amounted to (2,872) kEUR for the year ended December 31, 2022 compared to a profit of 12,217 kEUR in the prior year.

Net financial income amounted to 1,694 kEUR, compared to net financial income of 1,519 kEUR for the year ended December 31, 2021. Income taxes amounted to (975) kEUR compared to (591) kEUR for the year ended December 31, 2021. Net loss was (2,153) kEUR for 2022 compared to a net profit of 13,145 kEUR in 2021.

At December 31, 2022, we had cash and equivalents of 140,867 kEUR compared to 196,028 kEUR at December 31, 2021. Gross debt amounted to 80,980 kEUR (of which 19,960 kEUR was short term), compared to 99,107 kEUR at December 31, 2021.

Cash flow from operating activities for the year ended December 31, 2022 was 24,709 kEUR compared to 25,845 kEUR in the year ended December 31, 2021. Total capital expenditures for the year ended December 31, 2022 amounted to 24,773 kEUR.

Net shareholders’ equity at December 31, 2022 was 228,928 kEUR compared to 232,578 kEUR at December 31, 2021.

2023 Guidance

Mr. Leys concluded, “We currently expect Materialise to post another year of double-digit revenue growth, with revenues totaling between 255,000 and 260,000 kEUR in 2023. As in 2022, we expect our Materialise Medical segment and our Materialise Manufacturing segment will be the main drivers of that growth. While we expect sales of our Materialise Software segment will also grow, this growth may not be fully reflected in the segment’s revenues due to the changing cloud-based subscription business model we are introducing there.

“Assuming that inflation stabilizes in 2023, we expect our continued revenue growth to gradually result in a stronger Adjusted EBITDA, which we currently anticipate to total between 25,000 and 30,000 kEUR for 2023. We expect our three segments to contribute to our Adjusted EBITDA in line with their contributions to our revenue growth.

“At the same time, we want to note that the developments in Ukraine will likely have an important impact on the European and global economy as well as on the continuity of the important services we source from our brave workforce in Kyiv and could, therefore, also have a significant effect on our results for 2023. We will continue to monitor these developments, which remain unpredictable.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit(loss) plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit(loss), these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit(loss) or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0666, the reference rate of the European Central Bank on December 31, 2022.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2022 and other matters on Tuesday, February 14, 2023 at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks. To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI658e710186554ddfb27b37ef31c78ee1

The conference call will also be broadcast live over the internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our current estimates for fiscal 2023 revenue and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the ongoing military conflict between Ukraine and Russia and economic sanctions related thereto as well as by inflation and increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the Company believes there is a reasonable basis for them. However, the Company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual results to differ materially from our expectations, including risk factors described in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this press release.

The Company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In ’000	2022	2022	2021	2022	2021
	U.S.$	€	€	€	€
Revenue	66,879	62,703	56,989	232,023	205,450
Cost of Sales	(28,822)	(27,022)	(23,791)	(103,258)	(87,278)
Gross Profit	38,058	35,681	33,198	128,765	118,172
Gross profit as % of revenue	56.9%	56.9%	58.3%	55.5%	57.5%
Research and development expenses	(12,259)	(11,494)	(6,896)	(37,568)	(26,891)
Sales and marketing expenses	(18,435)	(17,284)	(13,421)	(62,125)	(49,151)
General and administrative expenses	(9,654)	(9,051)	(9,165)	(35,140)	(33,315)
Net other operating income (expenses)	633	593	1,260	3,196	3,402
Operating (loss) profit	(1,657)	(1,554)	4,976	(2,872)	12,217
Financial expenses	(4,497)	(4,216)	(919)	(4,420)	(4,101)
Financial income	832	780	1,195	6,114	5,620
Share in loss of joint venture	—	—	—	—	—
(Loss) profit before taxes	(5,322)	(4,990)	5,252	(1,178)	13,736
Income Taxes	429	402	(490)	(975)	(591)
Net (loss) profit for the period	(4,893)	(4,588)	4,762	(2,153)	13,145
Net (loss) profit attributable to:	—
The owners of the parent	(4,885)	(4,580)	4,769	(2,123)	13,154
Non-controlling interest	(9)	(8)	(7)	(29)	(9)
Earning per share attributable to owners of the parent
Basic	(0.08)	(0.08)	0.08	(0.04)	0.23
Diluted	(0.08)	(0.08)	0.08	(0.04)	0.23
Weighted average basic shares outstanding	59,064	59,064	58,892	59,064	56,685
Weighted average diluted shares outstanding	59,064	59,064	59,025	59,064	56,843

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2022	2022	2021	2022	2021
	U.S.$	€	€	€	€
Net profit (loss) for the period	(4,893)	(4,588)	4,762	(2,153)	13,145
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(3,139)	(2,943)	561	(1,427)	1,565
Non-recycling
Fair value adjustments through OCI - Equity instruments	(99)	(92)	(3,491)	(92)	(3,443)
Other comprehensive income (loss), net of taxes	(3,237)	(3,035)	(2,930)	(1,519)	(1,878)
Total comprehensive income (loss) for the year, net of taxes	(8,131)	(7,623)	1,832	(3,672)	11,267
Total comprehensive income (loss) attributable to:
The owners of the parent	(8,123)	(7,616)	1,839	(3,643)	11,276
Non-controlling interests	(7)	(7)	(7)	(28)	(9)

Consolidated statement of financial position (Unaudited)

	As of	As of
	December 31,	December 31,
In 000€	2022	2021
Assets
Non-current assets
Goodwill	44,155	18,726
Intangible assets	37,875	31,668
Property, plant & equipment	94,276	84,451
Right-of-Use assets	8,420	9,054
Investments in joint ventures	—	—
Deferred tax assets	1,186	227
Investments in convertible loans	3,494	3,560
Investments in non-listed equity instruments	307	399
Other non-current assets	5,135	7,519
Total non-current assets	194,847	155,604
Current assets
Inventories	16,081	11,295
Trade receivables	51,043	41,541
Other current assets	8,424	8,940
Cash and cash equivalents	140,867	196,028
Total current assets	216,414	257,804
Total assets	411,262	413,408

	As of	As of
	December 31,	December 31,
In 000€	2022	2021
Equity and liabilities
Equity
Share capital	4,487	4,489
Share premium	233,895	233,872
Retained earnings and other reserves	(9,427)	(5,784)
Equity attributable to the owners of the parent	228,955	232,577
Non-controlling interest	(27)	1
Total equity	228,928	232,578
Non-current liabilities
Loans & borrowings	55,873	72,637
Lease liabilities	5,147	5,268
Deferred tax liabilities	4,312	4,371
Deferred income	9,277	4,952
Other non-current liabilities	1,611	2,167
Total non-current liabilities	76,220	89,395
Current liabilities
Loans & borrowings	17,058	17,849
Lease liabilities	2,902	3,353
Trade payables	25,629	20,171
Tax payables	1,246	783
Deferred income	41,722	33,307
Other current liabilities	17,558	15,972
Total current liabilities	106,115	91,435
Total equity and liabilities	411,262	413,408

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended
	December 31,
In 000€	2022	2021
Operating activities
Net (loss) profit for the period	(2,153)	13,145
Non-cash and operational adjustments
Depreciation of property plant & equipment	14,940	15,574
Amortization of intangible assets	7,628	4,975
Impairment of goodwill and intangible assets	—	177
Share-based payment expense	(140)	(1,036)
Loss (gain) on disposal of intangible assets and property, plant & equipment	347	210
Movement in provisions	1,781	99
Movement reserve for bad debt and slow moving inventory	(23)	255
Financial income	(7,405)	(5,620)
Financial expense	5,705	4,101
Impact of foreign currencies	(19)	40
(Deferred) income taxes	960	591
Working capital adjustments	3,445	(5,890)
Decrease (increase) in trade receivables and other receivables	(6,245)	(10,920)
Decrease (increase) in inventories and contracts in progress	(5,011)	(1,423)
Increase (decrease) in deferred revenue	10,252	2,898
Increase (decrease) in trade payables and other payables	4,449	3,555
Income tax paid & Interest received	(358)	(776)
Net cash flow from operating activities	24,709	25,845

	for the twelve months ended
	December 31,
In 000€	2022	2021
Investing activities
Purchase of property, plant & equipment	(21,608)	(7,934)
Purchase of intangible assets	(3,165)	(3,788)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	205	462
Acquisition of subsidiary (net of cash)	(29,355)	(875)
(Convertible) Loans granted	—	—
Investment in subsidiary, net of cash acquired	—	(999)
Net cash flow used in investing activities	(53,923)	(13,134)
Financing activities
Repayment of loans & borrowings	(20,044)	(14,277)
Repayment of leases	(3,379)	(3,775)
Capital increase	—	88,117
Interest paid	(1,990)	(2,326)
Other financial income (expense)	544	3,417
Net cash flow from (used in) financing activities	(24,869)	71,156
Net increase/(decrease) of cash & cash equivalents	(54,082)	83,867
Cash & Cash equivalents at the beginning of the year	196,028	111,538
Exchange rate differences on cash & cash equivalents	(1,078)	624
Cash & cash equivalents at end of the period	140,867	196,028

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended		for the twelve months ended
	December 31,		December 31,
In 000€	2022	2021	2022	2021
Net profit (loss) for the period	(4,588)	4,762	(2,153)	13,145
Income taxes	(402)	490	975	591
Financial expenses	4,216	919	4,420	4,101
Financial income	(780)	(1,195)	(6,114)	(5,620)
Depreciation and amortization	5,832	5,277	22,026	20,516
Share in loss of joint venture	—	—	—	—
EBITDA	4,278	10,253	19,154	32,733
Share-based compensation expense (1)	(20)	44	(140)	(833)
Revaluation of fair value due to business combinations	—	8	—	—
Impairments (2)	—	177	—	177
Acquisition-related expenses of business combinations (3)	—	8	—	413
Adjusted EBITDA	4,258	10,490	19,014	32,490

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Impairments represent the impairment of capitalized expenditures related to the goodwill of metal company Aldema BV (177kEUR).
(3)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2022
Revenues	11,699	24,254	26,750	62,703	0	62,703
Segment (adj) EBITDA	(1,441)	6,355	1,506	6,421	(2,163)	4,258
Segment (adj) EBITDA %	-12.3%	26.2%	5.6%	10.2%		6.8%
For the three months ended December 31, 2021
Revenues	12,183	20,682	24,124	56,989	(0)	56,989
Segment (adj) EBITDA	5,518	6,358	990	12,866	(2,376)	10,490
Segment (adj) EBITDA %	45.3%	30.7%	4.1%	22.6%		18.4%

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023	0	232,023
Segment (adj) EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment (adj) EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%
For the twelve months ended December 31, 2021
Revenues	42,902	73,368	89,180	205,450	0	205,450
Segment (adj) EBITDA	15,705	20,669	6,275	42,648	(10,158)	32,490
Segment (adj) EBITDA %	36.6%	28.2%	7.0%	20.8%		15.8%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended
In 000€	2022	2021	2022	2021
Net profit (loss) for the period	(4,588)	4,762	(2,153)	13,145
Income taxes	(402)	490	975	591
Financial cost	4,216	919	4,420	4,101
Financial income	(780)	(1,195)	(6,114)	(5,620)
Share in loss of joint venture	—	—	—	—
Operating (loss) profit	(1,554)	4,976	(2,872)	12,217
Depreciation and amortization	5,832	5,277	22,026	20,516
Corporate research and development	594	812	2,600	2,948
Corporate headquarter costs	2,349	2,923	9,504	10,317
Other operating income (expense)	(800)	(1,122)	(2,693)	(3,350)
Segment adjusted EBITDA	6,421	12,866	28,565	42,648